UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 001-14077

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

WILLIAMS-SONOMA, INC.

401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WILLIAMS-SONOMA, INC.

3250 Van Ness Avenue

San Francisco, CA 94109

(415) 421-7900

WILLIAMS-SONOMA, INC. 401(k) PLAN

Employer ID No: 94-2203880

Plan Number: 001

Financial Statements for the Years Ended December 31, 2017 and 2016,

Supplemental Schedule as of December 31, 2017

and Report of Independent Registered Public Accounting Firm

WILLIAMS-SONOMA, INC. 401(k) PLAN

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Administrative Committee and Participants

Williams-Sonoma, Inc. 401(k) Plan

San Francisco, California

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Williams-Sonoma, Inc. 401(k) Plan (the “Plan”) as of December 31, 2017 and 2016, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities law and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Schedule

The supplemental schedule of assets (held at end of year) as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ DELOITTE & TOUCHE LLP
San Francisco, California
June 29, 2018
We have served as the auditor of the Plan since at least 1991; however, the specific year has not been determined.

WILLIAMS-SONOMA, INC. 401(k) PLAN

Statements of Net Assets Available for Benefits

As of December 31, 2017 and 2016

	2017	2016
Cash	$3,308	$1,543
Investments, at fair value:
Mutual funds	140,869,318	131,449,788
Williams-Sonoma, Inc. Stock Fund	56,597,762	56,226,416
Collective common trust funds:
Schwab Managed Retirement Trust Funds	85,530,099	69,575,184
Rothschild U.S. Small/Mid-Cap Core Fund	19,414,951	-
Galliard Retirement Income Fund	14,664,838	14,959,381
BlackRock U.S. Debt Index Fund	5,081,285	4,823,529
Schwab Personal Choice Retirement Account	793,344	-

Total investments at fair value	322,951,597	277,034,298
Employee contributions receivable	1,857,465	1,660,807
Employer contributions receivable	3,602,388	3,484,732
Loans receivable from participants	6,274,193	5,767,578
Accrued interest on loans receivable from participants	23,726	21,760

NET ASSETS AVAILABLE FOR BENEFITS	$334,712,677	$287,970,718

See notes to financial statements.

WILLIAMS-SONOMA, INC. 401(k) PLAN

Statements of Changes in Net Assets Available for Benefits

For the Years Ended December 31, 2017 and 2016

	2017	2016
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Contributions:
Employee	$25,479,630	$24,225,693
Employer, net of forfeitures	6,878,441	5,873,981

Total contributions	32,358,071	30,099,674

Investment income (loss):
Net appreciation (depreciation) in investments	45,760,696	3,762,549
Interest	285,831	239,056
Dividends	1,606,782	1,785,212

Total investment income (loss)	47,653,309	5,786,817

Interest income on loans receivable from participants	239,011	231,797

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefit payments to participants	33,082,696	34,066,748
Participant paid administrative expenses	246,422	192,388
Administrative expenses paid from forfeitures	179,314	144,895

Total deductions	33,508,432	34,404,031

Net increase (decrease)	46,741,959	1,714,257

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	287,970,718	286,256,461

End of year	$334,712,677	$287,970,718

See notes to financial statements.

WILLIAMS-SONOMA, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

1.	DESCRIPTION OF PLAN

The following description of the Williams-Sonoma, Inc. 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan provisions.

General – The Plan is a defined contribution plan covering eligible salaried and hourly associates and was created to provide savings opportunities to the associates of Williams-Sonoma, Inc. (the “Company”). The Board of Directors of the Company has appointed the Administrative Committee of the Plan to control and manage the operation and administration of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and is intended to be qualified under Internal Revenue Code Sections 401(a), 401(k), 401(m), and 4975(e)(7).

Plan Amendments – Effective October 27, 2017, the Plan was amended to permit eligible associates to make elective deferral contributions on a pre-tax or after-tax (Roth) basis. The Plan provides for matching contributions to be made on the basis of the pre-tax or after-tax (Roth) contributions.

Contributions – The Plan allows participants to defer a portion of their pre-tax or after-tax income and have such amounts paid into the Plan. Associates who are at least 21 years old may participate as soon as administratively practicable (approximately 30 days) after their date of hire. The Plan permits eligible employees to make elective deferral contributions up to 75% of their eligible compensation (base salary, hourly wages and overtime) each pay period (7% for highly-compensated employees) up to the maximum salary deferral contributions allowed under federal income tax rules. Participants who reach age 50 by the end of a calendar year and make the maximum deferrals into the Plan can make additional “catch-up” contributions. Participants are also allowed to “rollover” to the Plan certain pre-tax or after-tax distributions from other qualified plans and arrangements. During 2017 and 2016, federal income tax rules limited participants’ maximum annual salary deferral contributions to $18,000, and “catch-up” contributions to $6,000.

The Company’s matching contribution is equal to 50% of each participant’s salary deferral contribution each pay period, taking into account only those contributions that do not exceed 6% of the participant’s eligible pay. Each participant’s matching contribution is earned on a semi-annual basis with respect to eligible salary deferrals for those employees that are employed with the Company on June 30th or December 31st of the year in which the deferrals are made. Full-time associate must complete one year of service, and in addition to the one-year service requirement, part-time, casual and seasonal associates must complete 1,000 hours of service during their first year or any calendar year thereafter, prior to receiving company matching contributions. The Company does not match participants’ “rollover” and “catch-up” contributions. The matching contributions are subject to the vesting provisions of the Plan document as described below.

Participant accounts – The Plan maintains individual accounts for participants. Each participant’s account includes their contributions and withdrawals, the Company’s matching contributions and an allocation of Plan earnings and losses, which are based upon participant earnings or account balances, as defined in the Plan document. Participants can transfer their contributions freely between funds at any time and still qualify for the Company’s matching contribution.

Investments – Participants direct the investment of their contributions into various investment options offered by the Plan. Company matching contributions are invested in the same funds as the participant’s elective deferral contributions. The investment options available to participants as of December 31, 2017 were as follows:

•	Schwab S&P 500 Index Fund – a large cap equity fund invested in stocks of the 500 large U.S. companies whose results are included in the S&P 500 average.

•	Dodge & Cox Stock Fund – a large cap value fund invested in stocks of large, mature U.S. companies.

•	T. Rowe Price Institutional Large Cap Growth Fund – a large cap value fund invested in stocks of large cap U.S. growth companies.

•	Hartford International Opportunities HLS Class Fund – a foreign stock fund invested primarily in stocks of large, non-U.S. international companies. This investment option is new as of 2017.

•	Metropolitan West Total Return Bond Fund – a bond fund invested primarily in investment grade fixed income securities.

•	Williams-Sonoma, Inc. Stock Fund – consists of Williams-Sonoma, Inc. common stock.

•

Schwab Managed Retirement Trust Funds – these collective common trust funds are invested in a diversified portfolio of assets such as stocks, bonds and cash equivalents, and asset allocations are adjusted over time to gradually become more conservative as the participant approaches retirement age. These funds are designated by target retirement year, beginning in 2015 and through 2060, in five year increments. The funds are designed to provide a single investment solution that is adjusted over time to meet participants’ changing risks and return objectives as they near retirement.

•

Schwab Managed Retirement Trust Income Fund – a collective common trust fund that is diversified among stocks, bonds and cash equivalents. The fund follows a conservative asset allocation strategy that does not change over time.

•	Rothschild U.S. Small/Mid-Cap Core Fund – a collective investment trust invested primarily in equity securities of small and medium capitalization companies. This investment option is new as of 2017.

•	Galliard Retirement Income Fund – a collective common trust fund invested in guaranteed investment contracts, bank investment contracts, and security-backed contracts.

•

BlackRock U.S. Debt Index Fund – a collective common trust fund invested primarily in U.S. investment grade debt securities, such as U.S. Treasury and federal agency bonds, corporate bonds, residential and commercial mortgage-backed securities and asset-backed securities.

•

Schwab Personal Choice Retirement Account – a self-directed brokerage account invested in interest-bearing cash, common stock, mutual funds, exchange-traded funds, and unit investment trusts not otherwise offered as investment options under the Plan. This investment option is new as of 2017.

Loans receivable from participants – Participants who are employed full-time or part-time by the Company are allowed to borrow from their individual account up to 50% of their vested account balance, from a minimum loan of $1,000 up to a maximum loan of $50,000 (reduced in the case of participants with loans outstanding in the previous year). A participant may have only one loan from the Plan outstanding at any given time. The loans receivable are secured by the vested balance in the participant’s account and bear interest at a fixed rate equal to 1% plus the prime lending rate as published by the Wall Street Journal at the beginning of the calendar month in which the loan is initiated. Loans receivable are stated at their unpaid principal balance. Principal and interest are required to be repaid ratably through regular payroll deductions for up to five years, unless the loan is to acquire a participant’s principal residence, in which case the maximum term of the loan is fifteen years. If a participant leaves the Company, any unpaid loans receivable must be paid in full on the participants’ last day of employment. If the participant does not repay the loan as required, the outstanding balance of the loan is treated as a taxable distribution from the Plan. As of December 31, 2017, participant loans have maturities through 2032 at interest rates ranging from 4.25% to 9.00%.

Vesting – Participants are immediately 100% vested in their elective deferral contributions, rollover contributions, “catch-up” contributions and any earnings attributable thereto. For the first five years of the participant’s employment, all matching contributions and any earnings attributable thereto vest at the rate of 20% per year of service, measuring service from the participant’s hire date. Thereafter, all matching contributions and any earnings attributable thereto vest immediately. In addition, Company matching contributions become 100% vested upon a participant’s death, attainment of age 65 or total and permanent disability, in each case while still employed with the Company.

Forfeitures – When a participant terminates employment prior to full vesting and takes a full distribution of the vested portion, any unvested Company matching contributions and earnings attributable thereto are immediately forfeited (subject to restoration if the participant returns to employment before incurring a five-year break in service). When a participant terminates employment prior to full vesting and defers distribution from the Plan, the unvested portion of the Company matching contributions and earnings attributable thereto remain in the Plan (except if the participant’s vested balance is $5,000 or less following separation, at which time all amounts are immediately distributed) until the participant reaches a five-year break in service, at which time the unvested contributions and any attributable earnings thereto are forfeited. These forfeited amounts may be used to reduce future Company matching contributions, pay the Plan’s administrative expenses, or fund the restoration of forfeited amounts. At December 31, 2017 and 2016, forfeited unvested accounts totaled $190,136 and $193,779, respectively. During 2017, employer contributions were reduced by $189,509 and administrative expenses of $179,314 were paid from forfeited unvested accounts. During 2016, employer contributions were reduced by $715,813 and administrative expenses of $144,895 were paid from forfeited unvested accounts.

Payment of benefits – Benefits are payable upon termination of employment, hardship, death, disability, retirement or attainment of at least age 59  1/2. A participant is not required to take the distributions until after the participant both separates from the Company and attains age 70 1/2, except if the participant’s vested account balance is $5,000 or less following separation, in which case the Plan will issue the participant a full distribution. Distribution of a participant’s benefits may be made in cash and are recorded when paid.

Plan termination – The Company has no intention at this time to terminate the Plan, but retains the authority to amend or terminate the Plan at any time for any reason. In the event of Plan termination, participants’ accounts become fully vested. Net assets of the Plan are applied for the exclusive benefit of the participants.

Plan administrative and investment expenses – Certain administrative expenses are paid by the Plan, as permitted by the Plan Document. All other administrative expenses are paid by the Company.

2.	SUMMARY OF ACCOUNTING POLICIES

Basis of accounting – The financial statements of the Plan are prepared on the accrual basis of accounting, and in conformity with accounting principles generally accepted in the United States of America.

Use of estimates – The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Risks and uncertainties – The Plan invests in various securities including Williams-Sonoma, Inc. common stock, mutual funds and collective common trust funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. As a result, changes in the fair market values of investment securities have occurred in the past and may occur in the near term. Such changes have materially affected and could materially affect the amounts reported in the financial statements. At December 31, 2017 and 2016, investments in the Company’s common stock was $56,597,762 and $56,226,416, respectively. This investment represents 17.53% and 20.30% of total investments at December 31, 2017 and 2016, respectively. A significant decline in the market value of the Company’s common stock would significantly affect the net assets available for benefits.

Purchases and sales – Purchases and sales of securities are recorded on a trade-date basis.

Cash – Cash represents amounts temporarily held due to the timing of investment transactions occurring near year-end.

Investments – The Plan’s investments are stated at fair value. The fair value of investments in the Williams-Sonoma, Inc. Stock Fund and mutual funds is based on publicly quoted market prices. The fair value of investments in collective common trust funds is based on the quoted net asset value of shares held by the Plan. The fair value of investments in the self-directed brokerage accounts is based on the underlying investments which include interest-bearing cash, common stock, mutual funds, exchange-traded funds and unit investment trusts.

Management fees and operating expenses charged to the Plan for investments are deducted from income earned on a daily basis and are reflected as a reduction of the investment value for such investments.

There are no redemption restrictions for the Plan’s investments with the exception of the Galliard Retirement Income Fund, which requires advanced written notice of one business day for redemptions executed daily throughout the year.

Benefits payable – As of December 31, 2017 and 2016, the following amounts were due to participants who had withdrawn from participation in the Plan:

	2017	2016
Deferred benefits payable	$98,746,051	$85,852,157
Benefits payable	177,422	335,870

Total	$98,923,473	$86,188,027

Deferred benefits payable represent vested account balances greater than $5,000 payable to all terminated Plan participants who have elected to defer distribution of their account balances. Benefits payable represent vested account balances of $5,000 or less which will be paid to participants in the coming year. Benefit payments to participants are recorded upon distribution.

Interest – Interest income is recorded on the accrual basis.

Dividends – Dividends represent amounts paid on shares held in the Williams-Sonoma, Inc. Stock Fund which is determined based on shares held as of the record date and recorded on the ex-dividend date. Participants may elect to receive a payout or have their dividends reinvested into the fund.

3.	FAIR VALUE MEASUREMENTS

The Plan accounts for the fair value of its assets and liabilities using the fair value hierarchy established by the Financial Accounting Standards Board Accounting Standard Codification 820, Fair Value Measurement, which defines three levels of inputs that may be used to measure fair value, as follows:

•	Level 1: inputs which include quoted prices in active markets for identical assets or liabilities;

•

Level 2: inputs which include observable inputs other than Level 1 inputs, such as quoted prices in active markets for similar assets or liabilities; quoted prices for identical or similar assets or liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability;

•	Level 3: inputs which include unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the underlying asset or liability

The Plan has classified the inputs used to measure the fair values of the Williams-Sonoma, Inc. Stock Fund, Schwab Personal Choice Retirement Account and mutual funds as Level 1. The Williams-Sonoma, Inc. Stock Fund is valued using the daily closing price of Williams-Sonoma, Inc. common stock as reported on the New York Stock Exchange. The Schwab Personal Choice Retirement Account is a self-directed brokerage account comprised of interest-bearing cash, common stock, mutual funds, exchange-traded funds and unit investment trusts, all of which are valued at the closing price reported in the active market in which the securities are traded. Mutual funds are valued at the daily closing price as reported by the fund, which represents the net asset value of shares held by the Plan. These funds are required to publish their daily net asset value and to transact at that price, and are deemed to be actively traded.

Collective common trust funds are valued using the net asset value provided by the trustee as a practical expedient, and are therefore not classified within the fair value hierarchy. The net asset value is based on the value of the underlying assets held by the fund, less its liabilities. This practical expedient is not used when it is deemed probable that the fund will sell the investment for an amount different than the reported net asset value.

The following table is presented by level within the fair value hierarchy and provides a summary of the Plan’s investments measured at fair value on a recurring basis as of December 31, 2017 and 2016. Significant transfers between levels within the fair value hierarchy are recognized as they occur. During 2017 and 2016, there were no transfers between Level 1, 2 or 3 categories.

Investments measured at fair value as of December 31, 2017 and December 31, 2016 were:

	Pricing Category	2017	2016
Mutual funds	Level 1	$140,869,318	$131,449,788
Williams-Sonoma, Inc. Stock Fund	Level 1	56,597,762	56,226,416
Schwab Personal Choice Retirement Account	Level 1	793,344	-

Total investments classified within fair value hierarchy		198,260,424	187,676,204
Investments measured at net asset value[1]		124,691,173	89,358,094

Total investments measured at fair value		$322,951,597	$277,034,298

[1]

These investments are measured at fair value using net asset value (or its equivalent) as a practical expedient, and are therefore not classified within the fair value hierarchy. They are included in the table above to provide a reconciliation of total investments to the Statement of Net Assets Available for Benefits.

4.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of employer and employee contributions receivable balances per the financial statements at December 31, 2017 and 2016 to the Form 5500:

	2017	2016
Employee contributions receivable per the financial statements	$1,857,465	$1,660,807
Employee contributions earned; received in subsequent year	(1,291,680)	(1,126,059)

Employee contributions receivable per Form 5500	$565,785	$534,748

The following is a reconciliation of employer and employee contributions per the financial statements for 2017 and 2016 to the Form 5500:

	2017	2016
Employee contributions per the financial statements	$25,479,630	$24,225,693
Employee contributions earned; received in subsequent year	(165,620)	(243,329)

Employee contributions per Form 5500	$25,314,010	$23,982,364

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2017 and 2016 to the Form 5500:

	2017	2016
Net assets available for benefits per the financial statements	$334,712,677	$287,970,718
Contributions earned; received in subsequent year	(1,291,680)	(1,126,059)
Deemed distribution	(2,150)	-

Net assets available for benefits per Form 5500	$333,418,847	$286,844,659

5.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

The Charles Schwab Trust Company is the trustee of the Plan, and Schwab Retirement Plan Services, Inc. is the administrator of the Plan. All investments managed by both companies qualify as exempt party-in-interest transactions. Total trustee and administrative fees charged by the Charles Schwab Trust Company and Schwab Retirement Plan Services, Inc. to the Company for 2017 and 2016 were $391,050 and $248,545, respectively.

The Company is also a party-in-interest to the Plan under the definition provided in Section 3(14) of ERISA. Therefore, the Company’s common stock transactions qualify as party-in-interest transactions. At December 31, 2017 and 2016, the fair value of the Williams-Sonoma, Inc. Stock Fund (the sponsoring employer) was $56,597,762 and $56,226,416, respectively, and the Plan recorded dividend income from the Williams-Sonoma, Inc. Stock Fund of $1,606,782 and $1,676,814 in 2017 and 2016, respectively.

In addition, the Plan issues loans receivable from participants that are secured by the vested balances in the participants’ accounts. These transactions qualify as exempt party-in-interest transactions.

6.	INCOME TAX STATUS

In 2017, the Internal Revenue Service (“IRS”) issued a determination letter stating that the Plan, as amended, was qualified and the trust established thereunder was tax-exempt under the applicable sections of the Internal Revenue Code (“the Code”). The Plan is required to operate in conformity with the Code to maintain its qualification. The Administrative Committee believes the Plan is operating in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust was tax-exempt as of December 31, 2017. Therefore, a provision for income taxes has not been included in the Plan’s financial statements.

WILLIAMS-SONOMA, INC. 401(k) PLAN

Form 5500, Schedule H, Part IV, Line 4i

Schedule of Assets (Held at End of Year)

As of December 31, 2017

Security Description	Number of Fund Shares/Units	Fair Value[3]

Mutual funds:
Schwab S&P 500 Index Fund[1]	916,928	$37,768,271
Dodge & Cox Stock Fund	177,708	36,183,250
T Rowe Price Institutional Large Cap Growth Fund	840,006	31,004,626
Hartford International Opportunities HLS Class Fund	1,175,508	20,524,378
Metropolitan West Total Return Bond Fund	1,443,601	15,388,793

Total mutual funds		140,869,318

Williams-Sonoma, Inc. Stock Fund[1]	274,386	56,597,762

Collective common trust funds:

Schwab Managed Retirement Trust Fund 2040[1]	550,013	19,162,478
Schwab Managed Retirement Trust Fund 2030[1]	486,055	15,840,557
Schwab Managed Retirement Trust Fund 2020[1]	429,895	12,277,820
Schwab Managed Retirement Trust Fund 2035[1]	478,194	8,746,176
Schwab Managed Retirement Trust Fund 2050[1]	450,869	8,557,500
Schwab Managed Retirement Trust Fund 2045[1]	422,791	7,652,518
Schwab Managed Retirement Trust Fund 2025[1]	404,554	6,974,520
Schwab Managed Retirement Trust Income Fund[1]	172,428	3,103,706
Schwab Managed Retirement Trust Fund 2015[1]	113,540	1,797,354
Schwab Managed Retirement Trust Fund 2055[1]	55,448	1,022,466
Schwab Managed Retirement Trust Fund 2060[1]	28,706	395,004

Total Schwab Managed Retirement Trust Funds		85,530,099

Rothschild U.S. SM Mid Cap Core Fund	959,710	19,414,951
Galliard Retirement Income Fund	643,301	14,664,838
BlackRock U.S. Debt Index Fund	250,095	5,081,285

Total collective common trust funds		124,691,173

Self-directed brokerage account:
Schwab Personal Choice Retirement Account	Various	793,344

Total investments at fair value		$322,951,597

Loans receivable from participants (at interest rates of 4.25% to 9.00%)[1,2]		$6,274,193

1 Represents an exempt party-in-interest transaction.

2 Includes loans receivable with original maturities of up to 15 years through 2032. See Note 1 to financial statements.

3 Cost information is not required for participant-directed investments and therefore is not included.

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan’s Administrative Committee has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

WILLIAMS-SONOMA, INC. 401(k) PLAN

By: /s/ Philip Louridas
Philip Louridas
Vice President, Total Rewards

Dated: June 29, 2018